
Your New Health Care System
IRS
Secretary
Health & Human Services

www.generationamerica.org/obamacare

Obamacare in Plain English


It's complicated!

Steve Benjamin
Sit Mutual Funds
3300 IDS Center
612-359-2554
spb@sitinvest.com
www.sitfunds.com

February 2013

Disclosure

The information contained in this handout, including links to web sites, is provided for general informational purposes only. This information is not a substitute for obtaining professional advice from a qualified person, firm or corporation. Therefore, you should not rely solely upon this information in making any decision, including any decision to buy a product from Sit Mutual Funds or any other company.

Additional Disclosure

- This handout may neither be reproduced nor posted to any website. The Patient Protection and Affordable Care Act is a new, complicated piece of legislation and continues to evolve. While every effort has been made to provide accurate information, there are thousands of complex provisions and there can be no assurances that in every case every situation has been explained in the full. For more information, please go to www.healthcare.gov.

Please see disclosures on page 1.

OUTLINE

- ➢ Background
- ➢ Original Budget
- ➢ Taxes
- ➢ Individual Mandate & Exchanges
- ➢ Essential Health Benefits
- ➢ Medicaid
- ➢ Medicare
- ➢ Miscellaneous
- ➢ Thoughts & Questions

BACKGROUND

Challenge

- ➢ Everything affects everything!
  - ➢ Incentives, payment models, “defensive medicine”
  - ➢ Markets, competition
  - ➢ Annual & lifetime limits, preexisting conditions
  - ➢ Consumer behavior & understanding true costs
  - ➢ Millions uninsured

Uninsured


Uninsured
WA
OR
CA
NV
ID
MT
WY
UT
CO
AZ
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MS
MI
IN
KY
TN
AL
OH
GA
FL
WV
VA
NC
SC
PA
NY
AK
5% - 12%
12% - 14%
14% - 18%
18% - 25%

Please see disclosures on page 1.

Plan

- "When I am President, we will have universal health care in this country by the end of my first term in office. It's a plan that will cover every American and cut the cost of a typical family's premiums by $2,500 a year."

  -- Sen. Barack Obama, Sept. 3, 2007

Solution

- Require Americans to have health insurance
- Create Exchanges for indivs. & small businesses
  - "Carrots" and "sticks"
- Reduce costs
  - Less "fee for service", more pay on value
  - Promote health and wellness
- Add protections
  - e.g. can't have insurance rescinded for a minor reason

www.healthcare.gov

Passed

- "But we have to pass the bill so that you can find out what is in it, away from the fog of controversy."

  -- Nancy Pelosi, March 9, 2010
- Hundreds of pages
- Passed in March 2010

www.healthcare.gov/law/full

Upheld

- Upheld by Supreme Court in June 2012
- "The federal government does not have the power to order people to buy health insurance. The federal government does have the power to impose a tax on those without health insurance."

  -- Chief Justice John Roberts
- It's a "tax", not a "penalty"
  - What word is not in the PPACA?

Reaction

- Multiple polls taken by Rasmussen Reports show that more than half of Americans want the PPACA repealed
- Everyone will be able get insurance…but will everyone be able to afford it?

Hard Choices & Commitments

- "We must make the hard choices to reduce the cost of health care and the size of our deficit…The commitments we make to each other — through Medicare, and Medicaid, and Social Security — these things do not sap our initiative; they strengthen us. They do not make us a nation of takers; they free us to take the risks that make this country great."

-- President Obama, January 21, 2013

ORGINAL BUDGET

"Where does all this money come from?"

Original Estimate

PPACA Budget 2010-2019 (Billions)

Revenue: $1,218

Cost: ($1,075)

Surplus: $143*

* Surplus is to be applied to the federal budget deficit.

Source: Congressional Budget Office

Please see disclosures on page 1.

Where the Money Comes From

Total Revenue (2010-2019) in Billions	$1,218*	Share
Medicare Spending Cuts	**$455**	**37.4%**
--Payment Rate Cuts	$196	16.1%
--Advantage Cuts	$136	11.2%
--Other Medicare & Medicaid Cuts	$123	10.1%
New Taxes & Fees	**$414**	**34.0%**
Other Sources	**$349**	**28.7%**

* $143 billion of this revenue is to be applied to the federal budget deficit.

Where the Money Goes

Total Cost (2010-2019) in Billions	**$1,075**	**Share**
Health Insurance Exchanges	**$465**	**43.3%**
--Premium & Co-Pay Subsidies	$350	32.6%
--Exchange Premium Credits, Startup Costs/Other	$115	10.7%
Medicaid Expansion/CHIP	**$434**	**40.4%**
All Other	**$176**	**16.4%**

CLASS

- Community Living Assistance Services & Supports (CLASS) was repealed by ATRA
- Would have:
  - provided unlimited, lifetime supplemental benefits for long-term care
  - provided $83B in revenue from enrollees
  - saved Medicare $70B
  - required 230 million enrollees

LTC

- ATRA authorizes an LTC Commission to establish, implement and finance a long-term care system
- Must provide a report to carry out its recommendations (with legislative language) and must be introduced in House and Senate

Please see disclosures on page 1.

TAXES

"Fees" on Health Insurers

Year	Before PPACA	After PPACA (in Billions)
2014	None	$8.0
2015	None	$11.3
2016	None	$11.3
2017	None	$13.9
2018	None	$11.3

"New fees would be imposed on **providers of health insurance** and on manufacturers and importers of medical devices. Both of those fees would be largely passed through to consumers in the form of higher premiums for private coverage." CBO, 11/30/09

Tax on Medical Devices (2012 & later)

	Before PPACA	After PPACA
Excise tax for manufacturers or importers of medical devices (excludes glasses, contact lenses & hearing aids)	0	2.3%

"New fees would be imposed on providers of health insurance and on **manufacturers and importers of medical devices**. Both of those fees would be largely passed through to consumers in the form of higher premiums for private coverage." CBO, 11/30/09

Tax on Indoor Tanning (2010 & later)

	Before PPACA	After PPACA
Tax on amount paid to tan	0	10%

Expected to raise $2.7B over 10 years.

Please see disclosures on page 1.

Change to Medical Expense Tax Deduction (2013 & later)

	Before PPACA	After PPACA
Threshold before an income tax deduction on certain medical expenses can be claimed	7.5% of income	10% of income

Increase to 10% does not apply to those age 65 and older until 2017.

Medicare Net Investment Income Tax (2013 & later)

	Income	Before PPACA	After PPACA
Individuals	< $200K	0	
Individuals	> $200K	0	3.80%
Families	< $250K	0	
Families	> $250K	0	3.80%

Applies to interest, dividends, royalties, rents and capital gains.
Municipal bond income is not considered "net investment income".

Medicare Payroll Tax (2013 & later)

	Income	Before PPACA	After PPACA
Individuals	< $200K	1.45%	
Individuals	> $200K	1.45%	2.35%
Families	< $250K	1.45%	
Families	> $250K	1.45%	2.35%

Changes to FSAs (2013 & later)

	Before PPACA	After PPACA
Amount employees can contribute each year to an FSA	No limit	Up to $2,500

Changes to HSAs & FSAs (2011 & later)

	Before PPACA	After PPACA
Tax penalty for non-allowable withdrawals	10%	20%
Use $ to buy over-the-counter medicine?	Yes	No

Excise Tax on "Cadillac" Healthcare Plans (2018 & later)

	Cost of Coverage	Before PPACA	After PPACA
Individuals	> $10,200	0	40%
Families	> $27,500	0	40%

Employers could absorb the additional tax or pass some, or all, of it back to employees in the form of higher premiums.

Tax on Not Providing Healthcare

	Before PPACA	After PPACA
Tax for an employer with 50+ employees that does not provide healthcare coverage to 95%+ of FT employees	0	$2,000 per FT employee (excludes the first 30 employees)

Full-time = 30+ hours / week

Small Employer Tax Credit

# of Employees	Avg. Annual Wages	Contrib. to Premium Cost	Tax Credit in 2010-2013	Tax Credit in 2014-2015
1-10	< $50,000	> 50%	35%	50%
11-25			< 35%	< 50%
26+			0	0

www.nfib.com/advocacy/healthcare/credit-calculator



INDIVIDUAL MANDATE & EXCHANGES

Tax for Not Having Insurance

	2014	2015	2016	2017+
THE GREATER OF:				
Adult	$95	$325	$695	COLA
Child	47.50	162.50	347.50	COLA
Max. per Family	285	975	2,085	COLA
OR				
% of Income	1%	2%	2.5%	COLA

Expected to raise $65B over 10 years.

Exceptions

- Without insurance for 3 months or less
- Part of a religious group opposed to acceptance of benefits from a health insurance policy
- Undocumented immigrant, incarcerated, part of an Indian tribe
- Income is below tax return filing threshold
- Cost for coverage exceeds 8% of income (after accounting for tax credits or employer contributions)

Affordable Insurance Exchanges

- Exchanges aren't insurers but determine the insurance companies that are allowed participate
  - Must insure anyone
- Small Business Health Options Programs (SHOP)
- Minnesota will run its own Exchange

Please see disclosures on page 1.

Exchange Decision


WA
OR
CA
ID
NV
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MS
MI
IN
KY
TN
AL
OH
GA
FL
WV
VA
NC
SC
PA
NY
ME
VT
NH
MA
RI
CT
NJ
DE
MD
DC
AK
Default to Federal Exchange
Declared State-based Exchange
Planning for Partnership Exchange

Exchange Coverage Levels

- Platinum - High premiums; low deductibles/co-pays
- Gold
- Silver
- Bronze - Low premiums; high deductibles/co-pays
- Catastrophic – Only for those under 30

Exchange Rules

- Insurers can only charge higher premiums due to:
  - Family composition
  - Location
  - Smoking
    - Up to 50% penalty; states can reduce or eliminate it
  - Age
    - Can only charge older folks 3X more than younger folks

Tax Credit

- Federal gov't will provide a tax credit for an individual buying the Silver level plan if the premium exceeds a certain percent of their income
  - Can buy a higher level on their own
  - Credits are refundable and advanceable



Please see disclosures on page 1.

Thresholds to Obtain Tax Credit

Income Level	Premium as a % of Income
Up to 133% FPL	2%
133-150% FPL	3 - 4%
150-200% FPL	4 - 6.3%
200-250% FPL	6.3 - 8.05%
250-300% FPL	8.05 - 9.5%
300-400% FPL	9.5%

30-year Old Example

- Joe's 2014 income is $29,000 (252% of FPL)
- Premium is $3,440; but max. premium can't be > 8.11% of his income ($2,352)

$3,440 Premium
<u>- 2,352</u> Joe's max. for premium
$1,088 Tax credit



Tax credit calculator:
healthreform.kff.org/subsidycalculator.aspx

60-Year Old Smoker Example

- John's 2014 income is $35,000 (304% of FPL)
- Premium is $10,172; but max. premium can't be > 9.5% of his income ($3,325)

$10,172 Premium
<u>- 3,325</u> John's max. for premium
$6,847 Tax credit

Smoking penalty is 50% x $10,172 = $5,086

John's premium + penalty = $8,411



A Possibility


How Community Rating Causes Adverse Selection
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$4,800
$800
$4,200 (-13%)
$1,400 (+75%)
$4,900 (+17%)
$1,633 (+17%)
Underwritten (6:1)
Community-Rated (3:1)
Adverse Selection
Youngest Insured
Oldest Insured

Please see disclosures on page 1.

Concerns

- Congress has not authorized funding for the federally-run Exchanges
- PPACA requires that the taxpayer-financed subsidies flow through a state-based, not a federal, Exchange
- Because you will be able to cancel your health insurance at any time without a penalty, will this contribute to adverse selection and make insurance rates climb?

Assistance for out-of-pocket costs for Essential Health Benefits

Income Level	Current Year Maximum Out-of-Pocket for HSAs	Reduction in Out-of-Pocket Liability	Approx. Maximum of Out-of-Pocket Liability
100 - 200% FPL	$6,250 – Single $12,500 – Family	2/3 of the current yr. max.	$2,063 – Single $4,125 – Family
200 - 300% FPL		1/2 of the current yr. max.	$3,125 – Single $6,250 – Family
300 - 400% FPL		1/3 of the current yr. max.	$4,188 – Single $8,375 – Family



2012 Federal Poverty Level*

Persons in family	FPL guideline
1	$11,170
2	15,130
3	19,090
4	23,050
5	27,010
6	30,970
7	34,930
8	38,890

* For the lower 48 states and D.C.

ESSENTIAL HEALTH BENEFITS

"Essential Health Benefits"

- PPACA lists 10 types of health care benefits that must be covered by most plans starting in 2014
- Plans can no longer impose lifetime dollar limits on these services

Essential Health Benefit Classes

1) ambulatory patient services
2) emergency services
3) hospitalization
4) maternity & newborn care
5) mental health & substance use disorder services, including behavioral health treatment
6) prescription drugs
7) rehabilitative & habilitative services & devices
8) laboratory services
9) preventive & wellness services & chronic disease management
10) pediatric services, including oral and vision care

Details are Forthcoming

- Section 1302(b)(1), "…the Secretary [of Health and Human Services] shall define the essential health benefits…"
  - Benefit Classes
  - Scope
  - Cost-sharing
  - Utilization Management
  - Other



Sec. 1302(b)(4)(D)

- In defining the essential health benefits… the Secretary shall…(D) ensure that health benefits established as essential not be subject to denial to individuals against their wishes on the basis of the individuals' age or expected length of life or of the individuals' present or predicted disability, degree of medical dependency, or quality of life;

Please see disclosures on page 1.

MEDICAID

Medicaid

- Funded by federal gov't and states for those with low incomes
  - States have had different eligibility rules
- Minnesota Medical Assistance
  - $8B (50/50 fed/MN); 733,000 enrollees
- MinnesotaCare
  - $549M (48% hospitals & providers; 44% federal gov't; 8% enrollee premiums); 129,000 enrollees

Maximum household income as a percent of Federal Poverty Level to be eligible for Medicaid

	Pregnant Women	Kids	Working Parents	Jobless Parents	Adults w/o Kids
Medicaid Minimums Before PPACA	133%	100%-133%	25%	Appr. 25%	Not Elig.
Median of States - 2009	185%	235%	64%	38%	Not Elig.
Minnesota Before PPACA	275%	275-280%	275%	275%	250%
Medicaid Rules Effective in 2014	138%				

Optional...



Supreme Court ruled that states can opt out of PPACA's forced Medicaid expansion

Please see disclosures on page 1.

"Carrot"

WHO WILL PAY FOR NEW ENROLLEES?		
Year	Fed Gov't	States
2014-2016	100%	0
2017	95%	5%
2018	94%	6%
2019	93%	7%
2020	90%	10%



MEDICARE

Paying for Brand-Name Drugs

Year	Medicare Participants Pay	Drug Cos. Pay	Gov't Subsidy Pays
2010	100% but you get a $250 rebate		
2011	50%	50%	0
2013	50%	50%	Phase-in begins
2020	25%	50%	25%

Paying for Generic Drugs

Year	Medicare Participants Pay	Drug Cos. Pay	Gov't Subsidy Pays
2010	100% but you get a $250 rebate		
2011	<100%	0	Phase in starts...
2013	<100%	0	...and continues...
2020	25%	0	75%

Please see disclosures on page 1.

Unintended Consequence

- Because PPACA eliminated a tax break that incentivized companies to provide retirees with this benefit, many companies dropped prescription drug coverage for their retirees
- So…more retirees are receiving coverage through Medicare's prescription drug plan

Medicare Advantage

- "Medigap" coverage provided by private insurance companies
- MA gives governmental financial assistance (reduced co-pays, etc.) to help 7M low-income sr. citizens obtain this coverage
- PPACA cuts $136B
  - Will insurers cut benefits/raise premiums?
  - Will insurers leave the MA marketplace?

Assistance

- PPACA establishes the Federal Coordinated Healthcare Office which will help coordinate healthcare for the 10M "dual eligibles" who receive Medicare and Medicaid benefits

Medicare Pilot Programs

- "Independence at Home"
- Patient Centered Outcomes Research Institute
- Reducing Hospital Readmissions
- "Bundled Payments"

Independent Payment Advisory Board

- The "Federal Reserve" of Medicare
- 15 people to be nominated by the President; must be approved by the Senate

"I can't think of anything in [the PPACA] that is more important than ultimately giving some real authority to someone to make these tough decisions."
-- Tom Daschle

There's Nothing "Advisory" About It

- IPAB will propose cuts when Medicare spending rises too fast by submitting a proposal to the Chief Actuary of the Centers for Medicare & Medicaid Services
- If declined by the Chief, the Secretary of HHS must submit a proposal to the Chief that will achieve the savings which will be implemented unless the Senate acts

IPAB, continued

- To overturn the proposal will require a 60% vote in the Senate
  - Congress would then make cuts
- Until IPAB is formed, Secretary for HHS will do the job
  - Recommendations to start in 2015

- Health Care Bureaucrats Elimination Act

MISCELLANEOUS

Accountable Care Organizations

- ACOs bring together groups of hospitals, doctors and other providers to direct patient care; they are paid by caring for a group of patients (rather than for each procedure)
- Groups receive a percentage of savings they generate for Medicare as an incentive to keep costs low

ACO Summary

- Moves away from fee-for-service systems
- ACOs may build their own infrastructure
- ACOs are collectively accountable for:
  - quality of care
  - profitability

Concerns

- Resemble HMOs?
- Doctors as "double agents"?
  - Motivated to not provide care to remain profitable?
- No specific model to imitate
- Not well-received

Sunshine Act

- Requires drug, device and medical supply companies approved by Medicare, Medicaid or CHIP to report payments (or other transfers of value) in excess of $10 that are made to doctors to the Center for Medicare and Medicaid Services
- Data will post to a public website

Private Exchanges

- A "defined contribution" approach
  - Aon, Sears and Darden Restaurants (Olive Garden, Red Lobster, etc.)
  - Mercer and Towers Watson

Wellness Reward Programs

- If employees meet certain personal wellness thresholds, employers may reduce their premiums, co-pays and deductibles and/or increase their healthcare benefits
  - Must have different standards for employees who cannot reasonably meet the standards
  - Expands to indiv. markets in 2014 & 2017

Staying Healthy

- PPACA creates National Prevention, Health Promotion & Public Health Council to promote wellness
- Medicaid must cover tobacco-cessation services and products for pregnant women
- Restaurants with 20+ locations must provide nutritional information & calorie counts

Preventive Services

- Gov't agency evaluates and rates the effectiveness of preventive tests
- All preventive procedures receiving an "A" or "B" grade must be covered by insurance plans without co-pays (unless your health plan was "grandfathered")

http://epss.ahrq.gov/ePSS/GetResults.do?method=search

Please see disclosures on page 1.

Not All Will Obtain Insurance

- PPACA provides $11 billion to federally subsidized community health centers to provide healthcare for uninsured Americans



Nursing Home Transparency & Improvement

- Ownership disclosure
- State monitoring and performance reporting via a website
- Metrics on quality of care, staff turnover, complaints, etc.
- Must establish rules of conduct and report levels of compliance

THOUGHTS & QUESTIONS

Outlook

- PPACA is sure to be tweaked and modified in the months and years ahead
  - ERISA

Uncertainty

- Payment rate cuts affect providers such as hospitals, nursing homes, etc.
- If there are fewer doctors and facilities that choose to see Medicare patients…
  - Will you have to find a new doctor?
  - Will you wait longer for an appointment?

Questions…

- How many employers will pay the penalty tax thereby forcing their employees into the Exchanges?
- "In 2022, by CBO and JCT's estimate, 7 million fewer people will have employment-based health insurance as a result of the Affordable Care Act; in August, that figure was estimated to be about 4 million people. The revision is the net effect of several considerations…"

"The Budget and Economic Outlook: Fiscal Years 2013-2023" at www.CBO.gov

…Questions…

- Will 49-employee businesses and 29-hour workweeks become common?
- If insurers must cover all purchasers at the same price (with the few exceptions noted earlier), will insurance premiums rise?
  - Would car insurance premiums rise if insurers didn't underwrite based on risk?

…Questions…

- With more preventive services being offered, will people use them?
- Will the diets & lifestyles of Americans change significantly?
- Will smokers who are required to buy an individual policy be able to afford it?

…Questions…

- How will the medical device tax affect jobs?
- Can healthcare costs be restrained significantly without tort reform?
- Etc.

Pay Attention

- If you're under age 65, not employed and receiving health insurance through a former employer, your employer might drop this insurance in 2014
- If you have Medicare Advantage, be aware that some insurers may modify policies or drop coverage

Take Control

- If you're employed, see if your company has a wellness program
- If you're a high earner, talk to your accountant
- If you're subject to the Medicare investment income surtax, consider municipal bonds

Thank You

Contact me if you're interested in having me speak on this topic to another group!

Steve Benjamin, CEBS, CRPC
612-359-2554
spb@sitinvest.com
www.sitfunds.com